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[LOGO] CAMPBELL RESOURCES INC.


                                  PRESS RELEASE
                              For immediate release

                     CAMPBELL RESOURCES OBTAINS ENCOURAGING
                          RESULTS AT THE JOE MANN MINE

MONTREAL, MAY 27, 2003 - CAMPBELL RESOURCES INC. (TSX: CCH; OTCBB: CBLRF), is pleased to announce the results of a drilling program carried out since mid-April in the area west of the production shaft at the Joe Mann Mine.

This drilling program (from level 2925) is aimed at identifying new gold-bearing structures west of the shaft and in the extension of the main zone of the Joe Mann Mine. Drilling completed from 1993 to 1996, at level 1650, had intercepted gold-bearing structures grading 0.315 to 01.029 oz. Au/ton over widths of 8.3 to
13.2 feet (core length) in this area.

During 2002, exploration of the west zone began with a 1970-foot exploration drift being driven at level 2925 along which four drilling stations were set-up 500 feet apart. 26 holes were completed from the first three stations. The results indicated the presence of gold-bearing structures containing mainly sub-economic grades in the western extension of the main vein. In mid-April 2003, the drilling program resumed from station 4.

To date, 6 holes have been completed (EW28 to EW-32). A gold-bearing structure has been intercepted in five of these holes and four have shown economic values. A quartz vein measuring from 5 to 23 feet wide (core length) has yielded values of 0.240 to 0.920 oz Au/ton. The four economic intersections contained visible gold. This vein is located in the horizontal extension of the main zone and was intercepted laterally at a distance of 180 feet and at a height of 150 feet. Based on current information from holes EW-28 and EW-4, the strike length could reach up to 450 feet. The structure is open both above and at depth. Moreover, veins of lesser importance (less than 24 inches thick) containing sub-economic and economic grades were intercepted in the two walls in a number of holes (new and previous).

The following table summarizes the results obtained since April

---------------------------------------------------------------------------------------------------------------------------
                                                                *                                         Core     Grade Au
                                        Az         Incl.      Elev                                       Length    (oz/ton)
Hole no.        Section   Station    (degree)    (degree)     (ft.)      Zone       From        To        (ft.)
---------------------------------------------------------------------------------------------------------------------------
EW-28           1503 W       4         020         +3         7110       Main      427.2      435.8        8.6      0.708
---------------------------------------------------------------------------------------------------------------------------
EW-28A          1720 W       4         353         +3         7110       Main      473.0      478.5        5.5      0.016
---------------------------------------------------------------------------------------------------------------------------
EW-29           1581 W       4         010         +3         7108       Main      428.0      435.0        7.0      0.563
---------------------------------------------------------------------------------------------------------------------------
EW-30           1579 W       4         010         +12        7154       Main      415.0      427.9       12.9      0.920
---------------------------------------------------------------------------------------------------------------------------
EW-31           1582 W       4         010         -5         7052       Main      467.3      472.5        5.2      0.240
---------------------------------------------------------------------------------------------------------------------------
EW-32           1584 W       4         010         +20        7208       Main      401.6      422.9       21.3      0.354
                                                                        (incl)     401.6      409.6        8.0      0.718
---------------------------------------------------------------------------------------------------------------------------

*  Based on an elevation of 10,000 feet at surface

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Best results from the 2002 program (stations 1, 2 and 3) are:

---------------------------------------------------------------------------------------------------------------------------
                                                                *                                         Core     Grade Au
                                        Az        Incl.       Elev                                       Length    (oz/ton)
  Hole no.     Section    Station    (degree)    (degree)     (ft.)      Zone       From        To        (ft.)
---------------------------------------------------------------------------------------------------------------------------
    EW-4       1300 W       3          352         +6         7138       Main      554.0      563.4       9.4       0.217
---------------------------------------------------------------------------------------------------------------------------
    EW-6       1350 W       3          352         -23        6895       Main      680.6      682.1       1.5       1.011
---------------------------------------------------------------------------------------------------------------------------
    EW-7       850 W        3          043         +5         7551       Main      600.0      605.7       5.7       0.650
---------------------------------------------------------------------------------------------------------------------------
    EW-8       1050 W       3          020         +6         7145       Main      481.2      482.2       1.0       0.488
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   EW-21       1250 W       3          352         -30        6710       Main      829.8       834        4.2       0.171
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   EW-23       1000 W       3          018         -33        6743       Main      695.5      703.8       8.3       0.153
---------------------------------------------------------------------------------------------------------------------------

*  Based on an elevation of 10,000 feet at surface

The objective of the ongoing drilling program from station no. 4 towards the west zone is to establish a correlation between present and past program results (1995-96 and 2002) thereby increasing current mineral resources and reserves.

The presence of gold-bearing structures in this area would have a significant impact on operations at the Joe Mann Mine. Production from the west zone and from thermal fragmentation (ref. April 8, 2003 press release - Agreement with ROCMEC) would increase yearly production at the Joe Mann Mine. Mining infrastructures have a hoisting capacity of 2,000 tons per day. Current production of 900 tons per day is from the area last of the shaft.

According to Andre Fortier, President and Chief Executive Officer, increasing the rate of production at the Joe Mann would lower costs and increase profitability. Mr. Andre Fortier also stated that a 450-foot drift would give access to mineralization from level 2925. This drift could be developed in the second half of 2003 should the drill results warrant.

Assay Procedures

Samples from half of the split core were sent to our own laboratory in Chibougamau, Quebec for gold and copper assaying. The samples were ground to better than 70% -200 mesh. A representative, 250 to 300 gram split of the -10 mesh fraction was pulverized to better than 85% - 200 mesh and homogenized. A 30-gram split of the pulp was assayed by fire assay fusion with atomic absorption spectroscopy finish. Check-assays were conducted on the rejects using fire assay with atomic absorption finish for samples assaying greater than 2 g/t Au (0.058 opt Au), and with gravimetric finish for those assaying greater than 10 g/t Au. The original pulp of samples within the mineralized zone will be sent to a second, independent laboratory for additional check-assaying. Standards were included with the sample batches sent to the laboratory as an integral part of the quality control program.

Qualified Person

The drilling program is being carried out under the supervision of Mr. Jean Tanguay, Chief Geologist at the Joe Mann Mine. Mr. Tanguay is the qualified person as defined by National Instrument 43-101. He has 8 years of experience in mining production and exploration.


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Campbell Resources is a mining company focusing mainly in the Chibougamau region of Quebec, holding interests in gold and gold-copper exploration and mining properties.

Certain information contained in this release contains "Forward-Looking Statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and is subject to certain risks and uncertainties, including those "Risk Factors" set forth in the Campbell's current Annual Report on Form 20-F for the year ended December 31, 2002. Such factors include, but are not limited to: differences between estimated and actual mineral reserves and resources; changes to exploration, development and mining plans due to prudent reaction of management to ongoing exploration results, engineering and financial concerns; and fluctuations in the gold price which affect the profitability and mineral reserves and resources of Campbell. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Campbell undertakes no obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect unanticipated events or developments.

                                     - 30 -

For more information:


CAMPBELL RESOURCES INC.

Andre Fortier,                                   Alain Blais
President and Chief Executive                    Vice-President, Geology and
    Officer                                           Development
Tel.: 514-875-9037                               Tel:  418-748-7691
Fax: 514-875-9764                                Fax:  418-748-7696
afortier@campbellresources.com                   ablais@campbellresources.com


RENMARK FINANCIAL COMMUNICATIONS INC.
Henri Perron, hperron@renmarkfinancial.com
John Boidman, jboidman@renmarkfinancial.com
Media: Dominic Sicotte: dsicotte@renmarkfinancial.com
Tel.: 514-939-3989
Fax: 514-939-3717
www.renmarkfinancial.com


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                                  ATTACHMENTS


Two longitudinal maps showing drill locations available on company website at www.campbellresources.com.



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